EXHIBIT 20

For Immediate Release	February 13, 2018

TAX CREDIT HELPS DOUBLE SECOND QUARTER EARNINGS

Aided by a large one-time tax credit Bowl America’s second quarter earnings doubled from the prior year second quarter. The Tax Cuts and Jobs Act enacted in December 2017 produced a one-time tax adjustment and reduced the corporate tax rate, which added $.13 per share to both the thirteen and twenty-six weeks after tax net earnings. Because the Company operates on a fiscal year, a blended federal tax rate of approximately 27.5% is applied to fiscal 2018 earnings. The federal tax rate for future fiscal years will be at 21%.

The Company’s earnings per share for its fiscal second quarter and six-month periods ended December 31, 2017, increased to $.28 per share from $.14 per share in the prior year second quarter and to $.32 per share from $.14 for the six-month period. Earnings before taxes were up $.02 per share for the quarter and $.08 per share for the six-month period.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE American exchange under the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing available at the Company’s website www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	12/31/17	01/01/17	12/31/17	01/01/17
Operating Revenues
Bowling and other	$4,484,745	$4,378,959	$8,233,015	$7,956,338
Food, beverage and merchandise sales	1,883,777	1,855,585	3,399,260	3,342,542
	6,368,522	6,234,544	11,632,275	11,298,880

Operating expenses excluding depreciation and amortization	5,032,516	4,997,334	9,863,810	9,861,088
Depreciation and amortization	238,026	275,198	474,110	567,892
Interest, dividend and other income	81,449	111,188	185,466	204,902
Interest expense	-	2,594	-	5,316

Earnings before taxes	1,179,429	1,070,606	1,479,821	1,069,486

Net Earnings	1,436,734	695,906	1,631,926	695,186
Comprehensive Earnings	$1,438,509	$784,844	$1,777,366	$602,797

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.28	.14	.32	.14

* * * *

SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	12/31/17	01/01/17
ASSETS
Total current assets including cash and short-term investment of $3,266 and $1,855	$4,370	$2,877
Property and investments	25,424	28,652
TOTAL ASSETS	$29,794	$31,529

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,643	$4,180
Other liabilities	1,542	2,352
Stockholders' equity	24,609	24,997
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,794	$31,529